

VIA FACSIMILE AND U.S. MAIL

June 21, 2010

Mr. Edward T. Walters
Chief Financial Officer
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045

   RE: **Pactiv Corporation**
      Form 10-K for the Year Ended December 31, 2009
      Form 10-Q for the Period Ended March 31, 2010
      Definitive Proxy Statement on Schedule 14A filed April 1, 2010
      File No. 1-15157

Dear Mr. Walters:

   We have reviewed your response letter dated June 4, 2010 and have the following comment.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.


Definitive Proxy Statement on Schedule 14A Filed on April 1, 2010


Compensation Discussion and Analysis

Annual Incentive Awards, page 15

1. We note your response to prior comment five issued in our letter dated May 20, 2010. In future filings, please disclose both the performance metric and the achievement of performance required to create the pool for the named executive officers under the AIA and PSA programs. For example, in the case of 2009, please disclose the consolidated operating earnings required to create the pool.

*   *   *   *

   You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Attorney at (202) 551-3262 or Pamela A. Long, Assistant Director at (202) 551-3760 with any other questions.

         Sincerely,

         Rufus Decker
         Accounting Branch Chief